UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT
UNDER
SECTION 14(d)(1) OR 13(e)(1)
of the Securities Exchange Act of 1934

INFOCROSSING, INC.
(Name of subject company (issuer))

WIPRO LIMITED
ROXY ACQUISITION CORP.
(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share	45664X109
(Title of classes of securities)	(CUSIP number of common stock)

Madhu Khatri, Esq.
General Counsel
Wipro Limited
Doddakannelli, Sarjapur Road
Bangalore, Karnataka 560035, India
+91-80-2844-0011
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Raj Judge, Esq.
Christopher Rose, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing(2)
$609,429,597	$18,710

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was determined by multiplying the purchase price of $18.70 per share by the sum of (i) the 22,551,194 shares of common stock, par value $0.01 per share, of Infocrossing, Inc. (the “Shares”), issued and outstanding as of August 15, 2007, (ii) the 3,433,731 Shares that are issuable as of August 15, 2007 under outstanding Infocrossing stock options with an exercise price of less than $18.70 per Share, (iii) 931,134 Shares that are issuable as of August 15, 2007 under outstanding warrants to purchase Shares with an exercise price of less than $18.70 and (iv) 5,673,759 Shares that are issuable as of August 15, 2007 upon the conversion of the Infocrossing, Inc. 4.0% Convertible Senior Notes due June 15, 2024.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended. Such fee equals $30.70 for each $1,000,000 of the transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) is filed by (i) Wipro Limited, a corporation organized under the laws of India (the “Parent”) and (ii) Roxy Acquisition Corp., a Delaware corporation and indirect wholly-owned subsidiary of the Parent (the “Offeror”). This Schedule TO relates to the offer by the Offeror to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Infocrossing, Inc., a Delaware corporation (the “Company”), at a purchase price of $18.70 per Share (or any higher price per Share that is paid in the tender offer) net to the holder thereof in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 17, 2007 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Item 1.	Summary Term Sheet.

The information set forth in the “Summary Term Sheet” and “Questions and Answers” of the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Infocrossing, Inc., a Delaware corporation. The Company’s principal executive offices are located at 2 Christie Heights Street, Leonia, NJ 07605. The Company’s telephone number is (201) 840-4700.

(b) This Schedule TO relates to the outstanding shares of common stock, par value $0.01 per share, of the Company. According to the Company, there were 22,551,194 Shares outstanding on August 15, 2007. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 6 of the Offer to Purchase entitled “Price Range of Shares; Dividends on the Shares” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

This Schedule TO is filed by the Offeror and the Parent. The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning the Parent and the Offeror” and Annex I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in “Questions and Answers,” “Introduction” and Sections 9, 11, 12 and 13 of the Offer to Purchase entitled “Certain Information Concerning the Parent and the Offeror,” “Background of Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; The Merger; Plans for the Company” and “The Transaction Documents,” respectively, is incorporated herein by reference. Except as set forth therein, there have been no material contacts, negotiations or transactions during the past two years which would be required to be disclosed in this Item 5 between any of the Parent, the Offeror, or any of their respective affiliates or subsidiaries or any of those persons listed on Annex I to the Offer to Purchase, on the one hand, and the Company or any of its affiliates, on the other hand, concerning the merger, consolidation or acquisition, a tender offer or other acquisition of securities of the Company, an election of directors of the Company or sale or transfer of a material amount of assets of the Company.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the “Questions and Answers,” “Introduction” and Sections 6, 7, 12 and 13 of the Offer to Purchase entitled “Price Range of Shares; Dividends on the Shares,” “Effect of Offer on Listing, Market for

Shares and SEC Registration,” “Purpose of the Offer; The Merger; Plans for the Company,” and “The Transaction Documents,” respectively, is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in Section 10 of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning the Parent and the Offeror” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the “Introduction” and Sections 11, 12 and 18 of the Offer to Purchase entitled “Background of Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; The Merger; Plans for the Company” and “Fees and Expenses,” respectively, is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in Annex I and Sections 9, 11, 12 and 13 of the Offer to Purchase entitled “Certain Information Concerning the Offeror and the Parent,” “Background of Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; The Merger; Plans for the Company” and “The Transaction Documents,” respectively, is incorporated herein by reference.

(a)(2), (3) The information set forth in Sections 12, 15 and 16 of the Offer to Purchase entitled “Purpose of the Offer; The Merger; Plans for the Company,” “Conditions to the Offeror’s Obligations” and “Certain Regulatory and Legal Matters,” respectively, is incorporated herein by reference.

(a)(4) The information set forth in Sections 7, 10 and 16 of the Offer to Purchase entitled “Effect of Offer on Listing, Market for Shares and SEC Registration,” “Source and Amount of Funds” and “Certain Regulatory and Legal Matters,” respectively, is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(i)	Offer to Purchase, dated August 17, 2007.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Instructions for Form W-8BEN.*
(a)(1)(viii)	Form of Summary Advertisement as published on August 17, 2007 in The Wall Street Journal.
(a)(5)(i)	Press Release issued by Wipro Limited (the “Parent”) on August 6, 2007.(1)
(a)(5)(ii)	Transcript of conference call held by the Parent and Infocrossing, Inc. on August 7, 2007.(2)
(a)(5)(iii)	Presentation circulated before conference call held by the Parent and Infocrossing, Inc. on August 7, 2007.(3)
(a)(5)(iv)	Transcript of conference call held by Infocrossing, Inc. along with some of the senior executives of the Parent on August 6, 2007.(4)
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of August 6, 2007, by and among the Parent, Roxy Acquisition Corp. (the “Offeror”) and Infocrossing, Inc.(5)
(d)(2)	Form of Tender and Voting Agreement entered into among the Parent, the Offeror and Zach Lonstein on August 6, 2007.(6)
(d)(3)	Form of Tender and Voting Agreement entered into among the Parent, the Offeror and Robert Wallach on August 6, 2007.(7)
(d)(4)	Confidentiality Agreement, dated as of October 16, 2006, between the Parent and Infocrossing, Inc.
(d)(5)	Exclusivity Agreement, dated as of August 2, 2007, between the Parent and Infocrossing, Inc.
(g)	None.
(h)	None.

*	Included in mailing to stockholders.

(1)	Incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Parent and the Offeror on August 7, 2007.

(2)	Incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Parent and the Offeror on August 8, 2007.

(3)	Incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by the Parent and the Offeror on August 8, 2007.

(4)	Incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Parent and the Offeror on August 10, 2007.

(5)	Incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Parent, Wipro, Inc. and the Offeror on August 15, 2007.

(6)	Incorporated by reference to Exhibit 2 to the Schedule 13D filed by the Parent, Wipro, Inc. and the Offeror on August 15, 2007.

(7)	Incorporated by reference to Exhibit 3 to the Schedule 13D filed by the Parent, Wipro, Inc. and the Offeror on August 15, 2007.

Item 13.	Information Required by Schedule 13 E-3.

Not applicable.

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

ROXY ACQUISITION CORP.

By:	/s/ Sridhar Ramasubbu
Name: Sridhar Ramasubbu

Title:	President and Treasurer

WIPRO LIMITED

By:	/s/ Suresh C. Senapaty
Name: Suresh C. Senapaty

Title:	Chief Financial Officer and
Executive Vice President, Finance

Dated: August 16, 2007

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated August 17, 2007.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Instructions for Form W-8BEN.*
(a)(1)(viii)	Form of Summary Advertisement as published on August 17, 2007 in The Wall Street Journal.
(a)(5)(i)	Press Release issued by Wipro Limited (the “Parent”) on August 6, 2007.(1)
(a)(5)(ii)	Transcript of conference call held by the Parent and Infocrossing, Inc. on August 7, 2007.(2)
(a)(5)(iii)	Presentation circulated before conference call held by the Parent and Infocrossing, Inc. on August 7, 2007.(3)
(a)(5)(iv)	Transcript of conference call held by Infocrossing, Inc. along with some of the senior executives of the Parent on August 6, 2007.(4)
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of August 6, 2007, by and among the Parent, Roxy Acquisition Corp. (the “Offeror”) and Infocrossing, Inc.(5)
(d)(2)	Form of Tender and Voting Agreement entered into among the Parent, the Offeror and Zach Lonstein on August 6, 2007.(6)
(d)(3)	Form of Tender and Voting Agreement entered into among the Parent, the Offeror and Robert Wallach on August 6, 2007.(7)
(d)(4)	Confidentiality Agreement, dated as of October 16, 2006, between the Parent and Infocrossing, Inc.
(d)(5)	Exclusivity Agreement, dated as of August 2, 2007, between the Parent and Infocrossing, Inc.
(g)	None.
(h)	None.

*	Included in mailing to stockholders.

(1)	Incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Parent and the Offeror on August 7, 2007.

(2)	Incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Parent and the Offeror on August 8, 2007.

(3)	Incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by the Parent and the Offeror on August 8, 2007.

(4)	Incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Parent and the Offeror on August 10, 2007.

(5)	Incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Parent, Wipro, Inc. and the Offeror on August 15, 2007.

(6)	Incorporated by reference to Exhibit 2 to the Schedule 13D filed by the Parent, Wipro, Inc. and the Offeror on August 15, 2007.

(7)	Incorporated by reference to Exhibit 3 to the Schedule 13D filed by the Parent, Wipro, Inc. and the Offeror on August 15, 2007.

5